

April 28, 2015

Via E-mail
Kelly J. Stopher
Principal Executive Officer
JayHawk Energy, Inc.
611 E. Sherman Avenue
Coeur d'Alene, ID 83814

>   **Re: JayHawk Energy, Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2014**
>   **Filed January 13, 2015**
>   **Form 10-Q for Fiscal Quarter Ended December 31, 2014**
>   **Filed February 23, 2015**
>   **File No. 000-53311**

Dear Mr. Stopher:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2014

Directors and Executive Officers, page 47

1.   Please provide the information required by Item 407(d)(5) of Regulation S-K with respect to the audit committee financial expert.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 50

2.   It does not appear that your beneficial ownership table reflects ownership of common stock that may be acquired upon conversion of outstanding convertible notes. Please advise. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(d)(1).

Signatures, page 53

3.   We note that the annual report has been signed by Kelly J. Stopher, the company's president, chief executive officer and chief financial officer. Please amend the annual report to also include signatures by at least the majority of the board of directors. Refer to General Instruction D of Form 10-K.

Exhibits

4.   Please file all instruments defining the rights of security holders required by Item 601(b)(4) of Regulation S-K, and all material contracts required by Item 601(b)(10) of Regulation S-K. Such items should include the executed versions of the June 2014 securities purchase agreements, and your outstanding convertible notes.

Form 10-Q for the Fiscal Quarter Ended December 31, 2014

Controls and Procedures, page 25

5.   Please disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of December 31, 2014 rather than as of December 31, 2013.

        To the extent the officers have concluded your disclosure controls and procedures are effective as of the end of this interim period date, please disclose how you remediated the material weaknesses previously identified in your Form 10-K for the fiscal year ended September 30, 2014 that resulted in the conclusions of ineffectiveness for your disclosure controls and procedures and internal control over financial reporting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director